                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 4

                    Under the Securities Exchange Act of 1934

                                  LANGER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    515707107
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                                 (CUSIP Number)

                              Langer Partners, LLC
                             Kanders & Company, Inc.
                                Warren B. Kanders
                               One Landmark Square
                               Stamford, CT 06701
                                 (203) 552-9600
--------------------------------------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP NO. 515707107                        PAGE   2     OF  8    PAGES
                                                -------   ------
-------------------------------------      -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LANGER PARTNERS, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)
         [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF                 0
      SHARES            ------ -------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER
     OWNED BY                  1,923,522
       EACH             ------ -------------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER
      PERSON                   0
       WITH             ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               1,923,522
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,923,522
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------
* Warren B. Kanders is the sole voting member and sole manager of Langer
  Partners, LLC
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP NO. 515707107                        PAGE    3     OF   8   PAGES
                                                --------   ------
-------------------------------------      -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KANDERS & Company, INC.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)
         [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                0
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                200,000
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 0
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               200,000
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         200,000
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------
*Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP NO. 515707107                        PAGE    4     OF  8    PAGES
                                                --------   ------
-------------------------------------      -------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WARREN B. KANDERS
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)
         [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
----------------------- ------ -------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                275,000
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                2,363,522
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 275,000
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               2,363,522
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,638,522
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Langer
Partners, LLC, Kanders & Company, Inc., and Warren B. Kanders with respect to shares of common stock, par value $.02 per share, of Langer, Inc., a Delaware corporation, as amended by Amendments Nos. 1, 2 and 3 to the Schedule 13D, is
hereby further amended by this Amendment No. 4 to the Schedule 13D.

     Information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares acquired as reported in Section 5(c) of this Amendment were acquired as consideration for services to the Issuer by the Reporting Persons identified in Section 5(c) of this Amendment.

Item 5. Interest in Securities of the Issuer.

        (a)    Beneficial Ownership.

               Kanders & Co. beneficially owns (i) options (the "Kanders & Co.
               Options") to purchase an aggregate of 100,000 shares of Common
               Stock, and (ii) 100,000 shares which were issued to Kanders & Co.
               as a Restricted Stock Award under the Issuer's 2001 Stock
               Incentive Plan (the "RSA Shares"). The aggregate of shares acquirable under the Kanders & Co. Options plus the RSA Shares constitute 2.0% of the Issuer's outstanding shares of Common
               Stock. There are restrictions on the transferability of all such shares. See paragraph (c) below.

               Langer LLC beneficially owns (i) 1,491,856 shares ("Outstanding
               Shares") of Common Stock which are presently issued and
               outstanding, (ii) Notes which are convertible into 416,666 shares
               (the "Conversion Shares") of Common Stock, and (iii) warrants issued September 30, 2004 (the "Warrants") to purchase 15,000 shares (the "Warrant Shares") of Common Stock. The Warrants were not exercisable prior to October 1, 2005 The Outstanding Shares,
               Conversion Shares and Warrant Shares collectively constitute
               19.0% of the Issuer's outstanding shares of Common Stock.

               Warren B. Kanders directly owns options to purchase 515,000 shares (the "WBKanders Option Shares"), which constitute 5.0% of the Issuer's outstanding Common Stock.

               Warren B. Kanders, the sole shareholder and sole director of
               Kanders & Co. and the sole voting member and manager of Langer
               LLC, may be considered the beneficial owner of (i) the Kanders &
               Co. Options, as to which Mr. Kanders disclaims beneficial
               ownership, (ii) the Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership, and (iii) the Notes and Warrants, as to which Mr. Kanders disclaims beneficial ownership. All such securities, together with the WBKanders Option Shares acquirable by Mr. Kanders, would constitute 24.3% of the Issuer's
               outstanding shares of Common Stock, assuming the exercise or conversion of the aforesaid options and Notes.

               Each of the above percentage calculations is based upon an aggregate of 9,690,823 shares of Common Stock outstanding at
               November 1, 2005 (as reported by the Issuer in its Quarterly
               Report on Form 10-Q for the Quarter Ended September 30, 2005),
               plus:

                                     5 of 8

               (i)   in the case of Langer LLC, the 416,666 Conversion Shares
                     and the 15,000 Warrant Shares issuable upon conversion of
                     the Notes and exercise of the Warrants,

               (ii)  in the case of Kanders & Co., the 100,000 Kanders & Co.
                     Option Shares issuable upon exercise of the Kanders & Co.
                     Options, and the 100,000 RSA Shares;

               (iii) in the case of Warren B. Kanders, the shares referred to in subparagraphs (i) and (ii) above, plus the 515,000
                     WBKanders Option Shares issuable upon exercise of the
                     WBKanders Options.

        (b)    Voting and dispositive power.

               (i)   Kanders & Co. may be deemed to share the power to vote and dispose of the Kanders & Co. Option Shares and the RSA
                     Shares with Warren B. Kanders, its sole shareholder.

               (ii)  Langer LLC may be deemed to share the power to vote and dispose of the 1,491,856 Outstanding Shares, the 416,666
                     Conversion Shares (which cannot be voted until they are
                     issued and outstanding) with Warren B. Kanders, its sole
                     voting member and sole manager.

               (iii) Warren B. Kanders:

                     (A)  has sole power to vote and dispose of the WBKanders
                          Option Shares, and

                     (B)  as the sole shareholder and sole director of Kanders &
                          Co., and as the sole voting member and sole manager of
                          Langer LLC, may be deemed to share the power to vote
                          and dispose of the Outstanding Shares and the RSA
                          Shares and, when issued upon exercise or conversion of
                          the aforesaid options and Notes, the Kanders & Co.
                          Option Shares, and the Conversion Shares.

               The transferability of the Kanders & Co. Option Shares, the
               WBKanders Option Shares and the RSA Shares is subject to
               restrictions between the Issuer and Kanders & Co. or Mr. Kanders, as applicable. See Item 5(c) below.

        (c)    Transactions within the last 60 days.

               (i)   On November 8, 2005, the Issuer awarded the WBKanders
                     Option to Mr. Kanders, at an exercise price of $4.89 per
                     share. The option as issued on that date would have vested and become exercisable in three equal annual tranches
                     commencing on April 1, 2008. On December 20, 2005, the
                     Issuer accelerated the vesting and exercisability of such
                     option to that date, and Mr. Kanders agreed that (i) none
                     of shares acquirable upon exercise of the WBKanders Option would be transferable prior to April 1, 2008, (ii) not more than 91,668 shares acquirable upon exercise of the option
                     could transferable prior to April 1, 2009, and (iii) not
                     more than 183,332 shares acquirable upon exercise of the
                     options (including shares

                                     6 of 8

                     eligible for transfer prior to April 1, 2009) could be
                     transferable prior to April 1, 2010.

               (ii)  On November 8, 2005, the Issuer and Kanders & Co. agreed to cancel an option to purchase 240,000 at an exercise price
                     of $7.50 per share that was issued on November 12, 2004 and would have vested in three equal annual tranches commencing on November 12, 2005. Also on November 8, 2005, the Issuer
                     awarded to Mr. Kanders an option (the "Replacement Option,"
                     which constitutes a portion of the WBKanders Options) to
                     purchase 240,000 shares of Common Stock, at an exercise
                     price of $7.50 per share, which would vest in 3 equal
                     annual tranches commencing on November 12, 2005. On
                     December 20, 2005, the Issuer agreed to accelerate the
                     vesting and exercisability of that option to that date, and
                     Mr. Kanders agreed that (i) 80,000 shares acquirable under the option would be transferable immediately, (ii) no other shares acquirable upon exercise of the option would be
                     transferable prior to November 12, 2006, (iii) no more than
                     160,000 shares acquirable upon exercise of the option
                     (including shares eligible for transfer prior to November
                     12, 2006) would be transferable prior to November 12, 2007.

               (iii) Effective September 1, 2005, all preconditions for the issuance of the previously authorized award of the 100,000
                     RSA Shares to Kanders & Co. were satisfied, and the RSA
                     Shares would have vested in full on November 12, 2007. On
                     December 20, 2005, the Issuer accelerated the vesting of
                     the RSA Shares to such date, and Kanders & Co. agreed that the RSA Shares could not be transferred prior to November
                     12, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
        Securities of the Issuer.

         See Item 5(c) of this Amendment with respect to restrictions on the transferability of the shares described therein.

Item 7. Material to be Filed as Exhibits.

        1.     Restricted Stock Award Agreement dated as of November 8, 2005 between the Issuer and Kanders & Co. (the "Restricted Stock Award
               Agreement)", with respect to restricted stock award of 100,000 shares of Common Stock, incorporated herein by reference to
               Exhibit 10.4 of the Issuer's Quarterly Report on Form 10-Q for
               the Quarter Ended September 30, 2005.

        2.     Amendment dated as of December 20, 2005, of the Restricted Stock
               Award Agreement.

        3.     Stock Option Agreement between the Issuer and Warren B. Kanders dated as of November 8, 2005 (the "Stock Option Agreement").

        4.     Amendment dated as of December 20, 2005, of the Stock Option
               Agreement.

                                     7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2005

                                           LANGER PARTNERS, LLC

                                           By:  /s/Warren B. Kanders
                                                ------------------------
                                                Name:  Warren B. Kanders
                                                Title: Sole Voting Member
                                                       and Manager

                                           KANDERS & COMPANY, INC.

                                           By:  /s/Warren B. Kanders
                                                ------------------------
                                                Name:  Warren B. Kanders
                                                Title: President

                                                /s/Warren B. Kanders
                                                ------------------------
                                                WARREN B. KANDERS